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04024208

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Follow-Up Materials

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REGISTRANT'S NAME Jardine Strategic Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 3085 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/12/04

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

04 APR -7 AM 7:21

AR/S
12-31-03

Jardine Strategic

Annual Report 2003

Jardine Strategic

CONTENTS

Jardine Strategic Holdings Limited
Jardine House
Hamilton
Bermuda

Highlights

- Underlying earnings per share up 32%
- Strong performances from Dairy Farm and Jardine Cycle & Carriage
- Mandarin Oriental result suffers in disrupted travel market
- Hongkong Land portfolio values stabilize
- Net asset value per share increases 63% to US$8.09

- Results

	2003 US$m	Restated 2002 US$m	Change %
Revenue	**5,122**	3,806	*35*
Profit after tax	**108**	227	*(52)*
Underlying profit attributable to shareholders†	**282**	220	*28*
(Loss)/profit attributable to shareholders	**(20)**	66	*N/A*
Shareholders' funds	**3,044**	2,994	*2*
	US¢	US¢	%
Underlying earnings per share†	**44.97**	34.19	*32*
(Loss)/earnings per share	**(3.24)**	10.27	*N/A*
Dividends per share	**14.50**	14.50	–
	US$	US$	%
Net asset value per share*	**8.09**	4.95	*63*

† The basis of calculation of underlying profit is set out in note 7 to the financial statements.

* Based on the market price of the Company's holdings.

Chairman's Statement

The Group's businesses faced a challenging environment in 2003, with Hongkong Land and Mandarin Oriental experiencing particularly difficult markets. Nevertheless, a combination of a broad business portfolio and good geographic spread has enabled Jardine Strategic to achieve a favourable result for the year.

Performance

Jardine Strategic recorded further growth in earnings in 2003 with underlying profit increasing 28% to US$282 million. Underlying earnings per share increased by 32% to US¢44.97.

Our financial statements are prepared in conformity with International Financial Reporting Standards ('IFRS'), which require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. In 2003, the negative impact of non-cash movements in valuations, primarily in Hongkong Land, resulted in a net loss of US$20 million, or US¢3.24 per share. This compares with a profit attributable to shareholders of US$66 million, or US¢10.27 per share, recorded in 2002 when the effect of negative movements in property valuations was offset by significant gains from disposals.

Net asset value per share, based on the market price of the Company's holdings, increased by 63% to US$8.09 at the year end.

The Board is recommending a final dividend of US¢9.90 per share, which together with the interim dividend of US¢4.60 per share, gives an unchanged dividend for the full year of US¢14.50 per share.

Within Jardine Matheson, Jardine Pacific produced lower results as its businesses faced weak markets in Hong Kong and problem contracts in the engineering and construction sectors. Jardine Motors Group saw a modest increase in profit as a good contribution from the United Kingdom offset a decline in Hong Kong. Jardine Lloyd Thompson again achieved increased profits.

Hongkong Land's earnings fell in the face of a weak Hong Kong office market. A net revaluation deficit of US$824 million was recorded on its investment portfolio; the decline taking place in the first half, with values recovering modestly thereafter. The revised application of the accounting standard on deferred tax has also required Hongkong Land to make a cumulative provision of US$573 million in respect of its Hong Kong portfolio.

Dairy Farm gained momentum in 2003 with increasing profits reflecting strong performances from most of its businesses, although its Hong Kong restaurant joint venture suffered because of a market downturn in the middle of the year. There was a good result from Jardine Cycle & Carriage in Southeast Asia with further growth in underlying profit. Astra's contribution rose significantly as consumer demand in Indonesia supported an increase in sales in its motor businesses, and its financing operations and agribusiness also did well.

Mandarin Oriental was severely impacted by the disruption in the international travel market in the first half. Improved performances later in the year and a US$16 million insurance settlement for business interruption were unable to recover fully the lost ground. The result was further reduced by an additional depreciation charge under the revised IFRS.

The Group's operating cash flows remained strong in 2003 and have been supplemented by selective disposals of businesses. This has supported further capital expenditure intended to produce growth over the longer term. Dairy Farm, Hongkong Land and Mandarin Oriental have been active in building their businesses through both new ventures and acquisitions.

A change to IFRS in 2003 permitting leasehold interests in land to be carried at valuation has enabled the Group to record its interest in Hongkong Land's investment properties at full value and to end the recent practice of presenting supplementary financial information within the financial statements. The change did not extend to leasehold interests in land occupied on an 'own-use' basis, and consequently such interests of other Group companies, primarily Mandarin Oriental, were carried at depreciated cost.

Corporate Developments

It was an active year for the renamed Jardine Cycle & Carriage. The company strengthened its balance sheet with a US$141 million rights issue, which it used to replace part of the debt incurred in financing its strategic investment in Astra. In addition, it disposed of its under-performing Australian motor businesses.

Astra also raised funds in 2003 with a US$158 million rights issue and US$226 million from the sale of its stake in the Toyota manufacturing operations in Indonesia. These moves restored Astra's balance sheet to financial health and allowed it to resume dividend distributions. Jardine Cycle & Carriage invested US$135 million in supporting Astra's refinancing and in acquiring additional shares through the market, in the process increasing its shareholding from 31% to over 37% by the end of the year. Since Jardine Cycle & Carriage acquired its initial 25% interest in 2000, Astra has become the majority contributor to its profitability.

Hongkong Land has begun work on a major renovation of The Landmark, a retail complex in the heart of Hong Kong, which will incorporate a new hotel to be managed by Mandarin Oriental. In Beijing, the second phase of its residential development, Central Park, was launched at the year end following strong demand for the first phase. Its joint venture development in Singapore, One Raffles Quay, is progressing amid signs of stabilization in the office market. In Indonesia the group acquired from Jardine Pacific a 25% interest in the office investment and development company, Jakarta Land.

Dairy Farm's strategy remains focused on the profitable growth of its core areas of operation in Asia. Additional supermarket chains were acquired in Singapore, Malaysia and Indonesia, consolidating Dairy Farm's leading position in these Southeast Asian markets, and a further acquisition was made in Taiwan. The group continued to invest in extensive store expansion programmes across its range of activities in the supermarket, hypermarket, health and beauty and convenience store sectors. Steps were also taken to improve the efficiency of Dairy Farm's balance sheet with some 10.3% of its shares repurchased in a tender offer announced in February, followed later in the year by a special dividend of US$398 million.

Mandarin Oriental opened its latest luxury hotel in New York in December 2003, and will open its new Washington property in spring 2004. The development of further new hotels remains on schedule with Hong Kong due in 2005, and Tokyo and Boston in 2006. The group has announced that it will manage two new luxury resorts in Thailand and Mexico; it will also manage Mandarin Oriental branded condominiums adjacent to its new hotels in New York and Boston.

Jardine Pacific reshaped its portfolio further with the sale of a number of its smaller interests in 2003, generating a net non-recurring profit of US$20 million. It also announced its intention of disposing of its Hawaiian restaurant and engineering operations. Jardine Motors Group continues to strengthen its key franchise base in the United Kingdom. The group was appointed the exclusive dealer for Hyundai passenger cars in Hong Kong, broadening its revenue base, and has increased to ten its service centres operating in Southern China, which will form the basis of a dealership network once regulations permit. Jardine Lloyd Thompson continues to expand both of its main operating areas of Risk & Insurance and Employee Benefits.

Finally, investment continued in Group companies' shares where favourable opportunities arose. As part of the Group's broader strategy, this policy enables the Group to concentrate resources on its principal businesses as well as improving earnings per share. The Company now holds 78% of Dairy Farm, following that company's share repurchase tender offer, as well as 52% of Jardine Matheson, 42% of Hongkong Land, 74% of Mandarin Oriental and 53% of Jardine Cycle & Carriage, which has increased its stake in Astra to 38%. Jardine Matheson's interest in the Company has remained unchanged at 79%.

Prospects

Reasonable trading conditions for most of our operations and tentative improvements in the Hong Kong property sector have provided a positive start to the year, but the outlook for 2004 remains dependent upon the economic environment remaining favourable.

Henry Keswick
Chairman

25th February 2004

Jardine Strategic

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (42%)

Dairy Farm

A listed pan-Asian retail group operating 2,570 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)

Mandarin Oriental The Hotel Group

A listed international hotel investment and management group with a portfolio of 24 deluxe and first class hotels worldwide, including six under development. (74%)

Jardine Cycle & Carriage

A leading Singapore-listed group with interests comprising: a 38% strategic stake in Astra, a leading Indonesian conglomerate; motor trading; and property investment and development. (53%)

(Attributable interests of Jardine Strategic as at 5th March 2004)

Jardine Matheson

An Asian-based conglomerate with a portfolio of interests in leading businesses, held in part through its 79% stake in Jardine Strategic. (52%)

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)

Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)

Jardine Lloyd Thompson Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

(Attributable interests of Jardine Matheson as at 5th March 2004)

Jardine Strategic is a holding company with its principal interests in Jardine Matheson, Hongkong Land, Dairy Farm, Mandarin Oriental and Jardine Cycle & Carriage. Its policy is to take strategic stakes in multinational businesses, particularly those with an Asian focus, and to support their expansion. It also complements these interests with smaller positions in quality businesses with existing or potential links with the Group.

Jardine Strategic is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda.

Jardine Matheson Limited, which operates from Hong Kong, acts as General Manager to the Company and provides management services to the Group companies. It makes available senior management and provides financial, legal, human resources and treasury support services to the Group's subsidiary undertakings and associates.

Segmental Information

Underlying Profit and Shareholders' Funds

	Underlying profit attributable to shareholders				Shareholders' funds†			
			Restated				Restated	
	2003		2002		**2003**		2002	
	US$m	%	US$m	%	US$m	%	US$m	%
Jardine Matheson*	**44**	***16***	44	*20*	**575**	***18***	495	*16*
Hongkong Land	**76**	***27***	80	*36*	**1,439**	***45***	1,671	*54*
Dairy Farm	**90**	***32***	66	*30*	**392**	***12***	641	*21*
Mandarin Oriental	**7**	***3***	14	*6*	**619**	***20***	586	*19*
Jardine Cycle & Carriage	**100**	***35***	49	*22*	**543**	***17***	327	*10*
Other holdings	**12**	***4***	12	*6*	**260**	***8***	221	*7*
Corporate	**(47)**	***(17)***	(45)	*(20)*	**(656)**	***(20)***	(832)	*(27)*
	282	***100***	220	*100*	**3,172**	***100***	3,109	*100*

† The Group's financial statements are prepared under International Financial Reporting Standards which do not permit leasehold interests in land, other than in respect of investment properties, to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests held for the Group's 'own use', nor how management measures the performance of the Group. Accordingly, shareholders' funds have been adjusted to take into account the market value of all of the Group's leasehold interests.

* Excluding Jardine Strategic and its subsidiary undertakings and associates.

Market Value Basis Net Assets

	2003		2002	
	US$m	%	US$m	%
Jardine Matheson	**1,100**	***22***	860	*28*
Hongkong Land	**1,594**	***32***	1,263	*41*
Dairy Farm	**1,763**	***35***	978	*31*
Mandarin Oriental	**368**	***7***	383	*12*
Jardine Cycle & Carriage	**598**	***12***	238	*8*
Other holdings	**260**	***5***	221	*7*
Corporate	**(656)**	***(13)***	(833)	*(27)*
	5,027	***100***	3,110	*100*
Net asset value per share (US$)	**8.09**		4.95	

'Market value basis net assets' are calculated based on the market price of the Company's holdings, with the exception of the holding in Jardine Matheson which has been calculated by reference to the market value of US$5,502 million *(2002: US$3,839 million)* less the market value of Jardine Matheson's interest in the Company.

Net asset value per share is calculated on 'market value basis net assets' of US$5,027 million *(2002: US$3,110 million)* and on 622 million *(2002: 628 million)* shares outstanding at the year end which excludes the Company's share of the shares held by Jardine Matheson of 425 million *(2002: 419 million)* shares.

Operating Review

Jardine Matheson **is a holding company with extensive operations in trading and services through Jardine Pacific; distribution, sales and service of motor vehicles through Jardine Motors Group; and specialist insurance broking through Jardine Lloyd Thompson. Through its holding in Jardine Strategic, it has interests in the other Group companies.**

	2003 US$m	2002 US$m	Change %
Revenue	**8,452**	7,398	*14*
Underlying profit attributable to shareholders	**296**	242	*22*
Underlying earnings per share (US¢)	**80.74**	64.34	*25*
Adjusted net asset value per share (US$)	**7.71**	7.27	*6*

Jardine Matheson produced a good profit performance in 2003 notwithstanding the external pressures during the year. Its underlying profit was up 22% to US$296 million in the year ended 31st December 2003, and earnings per share, enhanced by the effect of share repurchases, rose 25% to US¢80.74.

Jardine Matheson
Underlying Profit Attributable to Shareholders
(US$ million)



300
250
200
150
100
50
0
99 00 01 02 03

Jardine Matheson
Adjusted Net Asset Value per Share
(US$)



10
8
6
4
2
0
99 00 01 02 03

Looking forward, its businesses are focused, soundly financed and trading well, and subject to normal market and economic risks, they are expected to produce satisfactory performances in 2004.

- **Jardine Pacific** faced a challenging operating environment that led to its underlying net profit in 2003 falling by 8% to US$74 million. Continuing weakness in the Hong Kong economy prompted several units to take the opportunity to restructure, which included realigning themselves with their customers and reducing their cost base. Outside Hong Kong, Jardine Pacific's profitability improved in a number of markets including China, Malaysia, Thailand and Hawaii.

  HACTL achieved record throughput of just over two million tonnes at Hong Kong's Chek Lap Kok airport. Jardine Aviation Services experienced a strong pick-up in flight frequencies after the very difficult conditions experienced in the first half, while Jardine Shipping Services benefited from firmer shipping rates. Gammon Skanska faced a slow construction market in Hong Kong and a poorly performing project in Singapore further impacted profits, although an improved order book gives grounds for optimism. Jardine Engineering Corporation's results suffered from a loss in its Caterpillar business in Taiwan. Jardine Schindler increased its order intake and expanded its maintenance portfolio across the region, while acquisitions in Korea and Hong Kong have improved future prospects. Earnings in Jardine OneSolution rose, with further growth expected in 2004. Profits in Jardine Restaurants also increased as the business benefited from improved margins and the disposal of loss-making ventures. EastPoint maintained earnings, but Pacific Finance's lower returns on capital continued and Jardine Property Investment's income reduced following the sale of non-strategic residential properties.

Jardine Pacific sold a number of smaller investments during the year resulting in a net non-recurring profit of US$20 million. The decision was also taken to dispose of the group's operations in Hawaii, which comprise Pacific Machinery and the Pizza Hut and Taco Bell franchises.

- **Jardine Motors Group** increased its underlying net profit to US$42 million in 2003, a rise of 11% following improved results in the United Kingdom. The group disposed of its interests in Hawaii at the end of the year realizing an additional non-recurring gain of US$11 million.

  In Hong Kong, the results of Zung Fu reflected the loss of the distributor margin. Difficult trading conditions and an increase in first registration tax also led to a contraction of the new passenger car market, but Zung Fu was able to increase its market share. In December, the group began the exclusive distribution and service of Hyundai passenger cars in Hong Kong. In Southern China, Zung Fu expanded its service centre network to ten locations, and the Mercedes-Benz distribution joint venture achieved increased deliveries, but at lower margins. Tunas Ridean, the 34%-held Indonesian associate, also achieved a better result.

  There was a much improved result in the United Kingdom, helped by reduced restructuring and overhead costs. Further dealerships, including BMW in North London, were acquired to strengthen the representation of core franchises. In the United States, Beverly Hills made a steady contribution despite margin pressure, while the Hawaiian operations produced an enhanced result prior to disposal.

  In 2004 Jardine Motors Group will continue to develop its network in Southern China. In the United Kingdom there will be benefits from newly acquired dealerships and further strengthening of the representation of core brands.

- **Jardine Lloyd Thompson's** turnover increased by 10% in 2003 to £429 million. Record earnings were again reported as profit before tax, exceptional items and goodwill amortization grew by 11% to £114 million based on UK accounting standards. Risk & Insurance produced a satisfactory 12% growth in revenue with a solid performance from Risk Solutions and strong results from retail businesses in the United Kingdom, Asia, Canada and Australasia. Employee Benefits revenue growth was a modest 2%, although underlying growth at constant rates of exchange and excluding the effect of discontinued businesses was 10%. The business also achieved improved margins through operational efficiencies.

  Progress was made in both the main operating areas of Risk & Insurance and Employee Benefits with a combination of organic growth and strategic development. Teams in property and aviation were acquired and the operations in the United States were expanded, most recently with the acquisition of a specialty life, accident and health insurance broking portfolio in December 2003.

  JLT is well positioned to make further progress in 2004 and beyond, although any sustained weakness in the United States dollar will impact its Sterling reported earnings despite a prudent hedging policy. The group will continue with the integration of its new acquisitions and teams and remain alert to any new opportunities to further develop both Risk & Insurance and Employee Benefits.

Hongkong Land **is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality property and infrastructure projects in Asia.**

	2003 US$m	2002 US$m	Change %
Operating profit excluding non-recurring items	**256**	283	*(10)*
Underlying profit attributable to shareholders	**174**	192	*(10)*
Adjusted net asset value per share* (US$)	**1.89**	2.23	*(15)*

*Based on shareholders' funds excluding deferred tax on revaluation surpluses of investment properties.

Underlying Profit Attributable to Shareholders
(US$ million)



300
250
200
150
100
50
0
99
00
01
02
03

Hongkong Land's underlying profit declined 10% in 2003 to US$174 million as average rents continued to fall in its Hong Kong office portfolio and were only partly offset by a full year's contribution from Chater House. The office market remained fiercely competitive throughout the year with the addition of significant new space, although the last quarter saw some recovery in sentiment. Hongkong Land did well to achieve an improvement in occupancy, which ended the year at 93%, and its retail portfolio remained close to fully let as increasing consumer spending stimulated demand.

Hongkong Land's investment portfolio recorded a net valuation deficit of US$824 million in 2003. The decline took place in the first half after which values stabilized. The revised application of an accounting standard on deferred tax also led to a cumulative provision of US$573 million being made in respect of the group's Hong Kong portfolio, even though no such liability is expected to arise. These factors led to a 15% fall in net asset value per share.

Adjusted Net Asset Value per Share
(US$)



3
2
1
0
99
00
01
02
03

The emphasis on building value in its core Hong Kong portfolio continued with the commencement of a major renovation of the Landmark retail complex, which includes the addition of a luxury hotel. Elsewhere, construction at One Raffles Quay in Singapore is progressing amid signs of stabilization in the office market in the city. In Indonesia, Hongkong Land has purchased a 25% stake in Jakarta Land, a premium office investment and development company in central Jakarta. There was also progress in the residential sector with the start of the construction and pre-sale of Phase II of Central Park in Beijing following the success of Phase I. Encouraging sales were also achieved at two residential developments in Hong Kong.

A recovery in office rental levels in Hong Kong should take place as supply begins to tighten and demand returns, but this will take time to work through to Hongkong Land's earnings.

Dairy Farm, **a listed company, is a leading pan-Asian retailer. The group, together with its associates, operates some 2,570 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.**

	2003 US$m	2002 US$m	Change %
Sales from continuing operations including associates	**4,499**	3,965	*13*
Underlying profit attributable to shareholders	**126**	102	*24*
Cash flows from operating activities	**269**	286	*(6)*

Dairy Farm performed strongly in 2003 with sales from continuing activities, including associates, increasing 13% to US$4.5 billion and underlying profit rising 24% to US$126 million. The efficiency of Dairy Farm's balance sheet was also improved by the repurchase of 10.3% of its share capital through a tender offer and a special dividend of US¢30.00 per share, returning US$576 million in value to shareholders.

Four significant bolt-on acquisitions were made during the year that increased market share and enhanced productivity in Singapore, Malaysia, Taiwan and Indonesia. These bring to ten the number of acquisitions Dairy Farm has made in the past four years as it pursues a strategy of building a leading market presence in Asia.

In North Asia, sales increased by 13% while profits grew by 65%. Dairy Farm's Hong Kong operations performed well despite the difficult economic conditions, but the results of its restaurant associate were impacted by the SARS outbreak in the second quarter. The supermarket operation in Taiwan was able to build upon its acquisition to improve profit. In Southern China, the group's convenience store chain continued to expand, ending the year with 150 outlets, and the 50%-owned health and beauty chain in South Korea added seven stores. The IKEA home furnishings business in Hong Kong and Taiwan achieved improved sales.

Dairy Farm's Southeast Asian operations continued to perform strongly, increasing sales by 24% and profits by 48%. Six Giant hypermarkets were opened, continuing the establishment of the group's main growth format in the region. The group also opened 56 health and beauty stores, producing strong returns from this successful format. Indonesia, however, remained a challenging market where further work is required to achieve an acceptable level of returns.

With strong financials and focused operations, Dairy Farm is well placed for further growth in Asia.

Sales from Continuing Operations including Associates
(US$ million)


5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03

Underlying Profit Attributable to Shareholders
(US$ million)


150
100
50
0
99
00
01
02
03

Mandarin Oriental **is an international hotel investment and management group with a portfolio of 24 deluxe and first class hotels worldwide, including six under development. The listed company holds equity in many of its hotels, which include the newly opened Mandarin Oriental, New York.**

	2003 US$m	2002 US$m	Change %
Combined total revenue of hotels under management	**541**	548	*(1)*
Profit before interest and tax	**29**	46	*(37)*
Cash flows from operating activities	**28**	34	*(16)*

Combined Total Revenue by Geographical Area
(US$ million)


600
500
400
300
200
100
0
99 00 01 02 03
Hong Kong & Macau
Southeast Asia
North America
Europe

The outbreak of SARS, hostilities in Iraq and overall economic uncertainty had a detrimental impact on Mandarin Oriental's results. A profit attributable to shareholders of US$3 million was reported for 2003, compared with US$16 million in the prior year. The results benefited from a US$16 million insurance settlement in respect of business interruption caused by SARS, offset by US$8 million of pre-opening expenses and initial operating losses incurred in respect of its new hotels and additional depreciation charge of US$10 million under revised International Financial Reporting Standards.

In Hong Kong, results of both Mandarin Oriental and The Excelsior benefited from the insurance settlement which compensated for the sharp decline in business. Contributions from Macau, Kuala Lumpur, Hawaii and Miami all improved due to higher revenues, but were partially offset by weaker performances in Bangkok, Singapore and Geneva due to lower occupancy. There were good performances from Mandarin Oriental, Hyde Park in London, as it achieved higher average room rates, and Munich where the hotel benefited from higher occupancy. Both contributions were enhanced by the strengthening of the local currencies against the United States dollar. In New York, The Mark was adversely affected by weak market conditions.

Profit Before Interest and Tax
(US$ million)


50
40
30
20
10
0
99 00 01 02 03

In an important milestone in its development strategy, Mandarin Oriental's new property in New York opened in December 2003 as one of the city's finest luxury hotels, and a new 400-room hotel will open in Washington D.C. in spring 2004. Further hotels will follow in Hong Kong in 2005, and Tokyo and Boston in 2006. Mandarin Oriental has also announced that it will manage two luxury resorts under development in Thailand and Mexico, and, in a further initiative, the group will manage Mandarin Oriental branded condominiums adjacent to its new hotels in New York and Boston. In a realignment of other interests, it has increased its stake in its Geneva property to 93%.

The current year has started on a firmer footing, and the benefit of Mandarin Oriental's growth strategy will become more tangible as contributions from new hotels in the United States provide a more balanced geographic spread to its portfolio.

Jardine Cycle & Carriage is a leading Singapore-listed group with interests comprising: a 38% strategic stake in Astra, a leading Indonesian conglomerate; sales and service of motor vehicles; and property investment and development.

	2003 US$m	2002 US$m	Change %
Revenue	**1,447**	1,362	*6*
Underlying profit attributable to shareholders	**196**	133	*48*
Shareholders' funds	**993**	619	*61*

Jardine Cycle & Carriage made good progress in 2003 as underlying profit grew 48% to US$196 million with a strong contribution from Astra. The group's balance sheet was enhanced by a successful US$141 million rights issue and the exit from the Hyundai operations in Australia. Jardine Cycle & Carriage invested a further US$135 million in Astra shares by supporting its rights issue and through market purchases, increasing its stake to over 37% by the end of the year.

The underlying profit contribution from Astra rose 42% to US$144 million in 2003 as good consumer demand in Indonesia supported increased sales in its motor businesses. Improved performances were also achieved in its financing operations and agribusiness. Astra's US$158 million rights issue in January 2003 and the sale of its Toyota manufacturing operations for US$226 million restored its balance sheet, which has enabled it to recommence the distribution of dividends. United Tractors, Astra's remaining major affiliate in default on its debt, has reached agreement with the majority of its creditors for a financial restructuring, following which it will proceed with a rights issue of at least US$75 million.

Revenue
(US$ million)



2,000
1,500
1,000
500
0
99†
00†
01†
02
03

† Reported under Singapore GAAP

Astra is one of Indonesia's leading conglomerates with a market capitalization of some US$2 billion. The largest independent automotive group in Southeast Asia, it has a significant share of the markets in Indonesia where it handles Toyota, Daihatsu, Isuzu, BMW, Peugeot and Nissan Diesel in the motor vehicle sector and Honda in motorcycles. It also has interests in agribusiness, heavy equipment, mining, financial services and information technology.

The profit contribution from Jardine Cycle & Carriage's motor operations in Singapore was flat, while New Zealand produced good growth in the commercial vehicle sector. Earnings in Cycle & Carriage Bintang, Malaysia, declined due to the loss of the Mercedes-Benz distribution, although a special dividend was paid from surplus funds released on the transfer of distribution stocks to DaimlerChrysler. Overall, underlying earnings increased to US$36 million, supported by the write-back of warranty provisions following withdrawal from under-performing operations in Australia.

The underlying profit contribution from property increased by 14% to US$25 million as lower development profits in MCL Land were offset by the release of a provision.

While satisfactory trading performances are expected from Jardine Cycle & Carriage's businesses in 2004, Astra's contribution will reflect the loss of earnings from the Toyota manufacturing operations and the impact of any exchange rate volatility.

Underlying Profit Attributable to Shareholders
(US$ million)



200
150
100
50
0
99†
00†
01†
02
03

† Reported under Singapore GAAP

Financial Review

Accounting Policies

The Directors continue to review the appropriateness of the accounting policies adopted by the Group having regard to developments in International Financial Reporting Standards ('IFRS').

Following the issue in December 2003 of a number of revised International Accounting Standards, the Group has decided to implement these standards in 2003. This has resulted in the Group changing its accounting policies to measure investment properties held under leases at market value instead of depreciated cost, and to depreciate its hotel buildings based on current residual values and useful economic lives of the components of each building.

As the market value of the Group's investment properties, which represent a significant portion of the Group's leasehold interests in land, is now recognized in the financial statements, comprehensive supplementary financial information described as 'prepared in accordance with IFRS as modified by the revaluation of leasehold properties' is no longer presented within the financial statements. However, the Directors continue to believe that the requirement to carry leasehold properties occupied by businesses at depreciated cost is not appropriate. Accordingly, in determining the Group's gearing, total equity has been adjusted to reflect the market value of those leasehold properties.

Results

Underlying earnings per share increased 32% to US¢44.97 reflecting a 28% increase in underlying profit. The overall result was negatively impacted by a deficit on the revaluation of investment properties in Hongkong Land which under IFRS is required to be charged to the consolidated profit and loss account.

Underlying operating profit increased by 77%, mainly due to a significantly improved performance by Dairy Farm and a full year's results of Jardine Cycle & Carriage, which became a

Summarized Cash Flow

	2003 US$m	2002 US$m
Operating cash flow of subsidiary undertakings	**372**	291
Dividends from associates and joint ventures	**233**	194
Operating activities	**605**	485
Capital expenditure and investments	**(622)**	(54)
Cash flow before financing	**(17)**	431

subsidiary undertaking in November 2002. The Group's share of the underlying results of associates and joint ventures increased by 29% due mainly to a good performance by Astra.

The underlying effective tax rate for the year was 24% compared with 12% in 2002.

The overall loss attributable to shareholders for the year was US$20 million and loss per share was US¢3.24.

Dividends

The Board is recommending a final dividend of US¢9.90 per share giving a total dividend of US¢14.50 per share for the year.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$605 million, an improvement of US$120 million on the previous year mainly due to improvements in the operating profit of Dairy Farm and Jardine Cycle & Carriage, and a decrease in working capital. Capital expenditure for the year before disposals amounted to US$644 million and included US$181 million for the purchase of tangible assets, of which US$92 million related to Dairy Farm, and an investment of US$358 million in increasing shareholdings in Group companies.

Asset Valuation

As described above, the Group's share of the deficit arising from the annual professional revaluation of investment properties in Hongkong Land amounted to US$314 million which has been charged to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in an attributable net deficit of US$7 million.

The value of the Group's other investments were remeasured at their fair values at the year end resulting in an attributable net surplus of US$116 million which was recognized directly in reserves.

Audit Committee

The Audit Committee comprises Simon Keswick (Chairman), R.C. Kwok and C.G.R. Leach.

The Audit Committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from the internal audit department. The Committee reviews the operation and effectiveness of the Group's internal controls and procedures. Jardine Strategic executive Directors and representatives of the General Manager and of the internal and external auditors attend the Committee meetings by invitation.

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the investment. The investment of the Group's cash resources is managed so as to minimize risk whilst seeking to enhance yield.

In the course of these activities, the Group enters into derivative financial instruments. However, its treasury functions are specifically prohibited from undertaking transactions unrelated to underlying financial exposures.

Net Debt and Total Equity*
(US$ million)



5,000
4,000
3,000
2,000
1,000
0
99
00
01
02
03
Net debt
Total equity

* Adjusted to take into account the market value of all of the Group's leasehold interests.

Funding

At the year end, undrawn committed facilities exceeded US$780 million. In addition, the Group had available liquid funds in excess of US$400 million. Overall, net borrowings increased by US$337 million to US$1,436 million, representing 34% of total equity which has been adjusted to reflect the market value of the Group's leasehold properties occupied by businesses.

Norman Lyle
Finance Director

25th February 2004

Directors' Profiles

Henry Keswick
CHAIRMAN

Mr. Henry Keswick joined the Board in 1988 and became Chairman in 1989. He is chairman of Jardine Matheson, having first joined the group in 1961, and is a director of Dairy Farm, Hongkong Land and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Percy Weatherall
MANAGING DIRECTOR

Mr. Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976 and was previously the chief executive officer of Hongkong Land. He is chairman of Jardine Matheson Ltd, and managing director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

Norman Lyle
FINANCE DIRECTOR

Mr. Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Ltd, Dairy Farm and Jardine Matheson. He is also chairman of the British Chamber of Commerce in Hong Kong.

Jenkin Hui

Mr. Hui joined the Board in 1999. He is a director of Hongkong Land, Jardine Matheson, Central Development and a number of property and investment companies.

P.L.A. Jamieson

Mr. Jamieson was appointed to the Board in 1990. He joined the Robert Fleming group in 1961 and was managing director of Jardine Fleming in Hong Kong between 1969 and 1975. He retired as deputy chairman of Robert Fleming in 1998. He is a director of Carlisle Companies.

Brian Keelan

Mr. Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Matheson, Mandarin Oriental and MCL Land; and a commissioner of Astra. Mr. Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Simon Keswick*

Mr. Simon Keswick joined the Board in 1986. He joined the Jardine Matheson group in 1962 and is chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Matheson. He is also a director of Hanson and The Fleming Mercantile Investment Trust.

Dr George C.G. Koo

Dr Koo, a Fellow of the Royal College of Surgeons, joined the Board in 1996. He is the founder and managing director of the Hong Kong Lithotripter Centre and a member of the Political Consultative Committee of Chekiang Province of the People's Republic of China. He is also a director of Dairy Farm.

R.C. Kwok* JP

Mr. Kwok is a Chartered Accountant and joined the Board in 1987. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

C.G.R. Leach*

Mr. Leach joined the Board in 1987. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

*Member of the Audit Committee

Company Secretary and Registered Office

C.H. Wilken
Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Revenue	1	**5,122**	3,806
Cost of sales		**(3,843)**	(2,712)
Gross profit		**1,279**	1,094
Other operating income		**60**	112
Selling and distribution costs		**(871)**	(757)
Administration expenses		**(235)**	(202)
Other operating expenses		**(64)**	(32)
Net profit on disposal of Woolworths in Dairy Farm	2	**-**	231
Operating profit	3	**169**	446
Net financing charges	4	**(60)**	(61)
Share of results of associates and joint ventures excluding decrease in fair value of investment properties		**353**	208
Decrease in fair value of investment properties		**(318)**	(353)
Share of results of associates and joint ventures	5	**35**	(145)
Profit before tax		**144**	240
Tax	6	**(36)**	(13)
Profit after tax		**108**	227
(Loss)/profit attributable to shareholders	27	**(20)**	66
Profit attributable to outside interests		**128**	161
		108	227
		US¢	US¢
(Loss)/earnings per share	7		
– basic		**(3.24)**	10.27
– diluted		**(3.50)**	9.98

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Net operating assets			
Goodwill	8	**220**	126
Tangible assets	9	**1,260**	1,059
Investment properties	10	**232**	259
Leasehold land payments	11	**427**	399
Associates and joint ventures	12	**2,990**	2,901
Other investments	13	**304**	253
Deferred tax assets	14	**27**	19
Pension assets	15	**42**	44
Other non-current assets	16	**15**	12
Non-current assets		**5,517**	5,072
Properties for sale	17	**340**	285
Stocks		**508**	467
Debtors and prepayments	18	**293**	356
Current tax assets		**8**	6
Bank balances and other liquid funds	19	**418**	789
Current assets		**1,567**	1,903
Creditors and accruals	20	**(1,062)**	(1,005)
Borrowings	21	**(292)**	(427)
Current tax liabilities		**(38)**	(34)
Current provisions	22	**(21)**	(15)
Current liabilities		**(1,413)**	(1,481)
Net current assets		**154**	422
Long-term borrowings	21	**(1,562)**	(1,461)
Deferred tax liabilities	14	**(109)**	(83)
Pension liabilities	15	**(3)**	(3)
Non-current provisions	22	**(6)**	(11)
Other non-current liabilities	23	**(13)**	(18)
		3,978	3,918
Total equity			
Share capital	25	**52**	52
Share premium	26	**1,224**	1,224
Revenue and other reserves	27	**2,635**	2,572
Own shares held	29	**(867)**	(854)
Shareholders' funds		**3,044**	2,994
Outside interests	30	**934**	924
		3,978	3,918

Percy Weatherall
Norman Lyle
Directors

25th February 2004

Consolidated Statement of Changes in Equity

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
At 1st January			
– as previously reported		**3,181**	2,589
– changes in accounting policies		**737**	1,047
– as restated		**3,918**	3,636
Attributable to outside interests		**(924)**	(469)
		2,994	3,167
Revaluation of properties			
– net revaluation (deficit)/surplus		**(7)**	19
– deferred tax		**(3)**	(1)
Revaluation of other investments			
– fair value gain/(loss)		**117**	(47)
– transfer to consolidated profit and loss account on disposal		**1**	(245)
Net exchange translation differences			
– amount arising in year		**89**	105
– transfer to consolidated profit and loss account		**6**	43
Cash flow hedges			
– fair value gain		**10**	7
– transfer to consolidated profit and loss account		**–**	3
Net profit/(loss) recognized directly in equity		**213**	(116)
Profit after tax		**108**	227
Total recognized profit		**321**	111
Attributable to outside interests		**(167)**	(120)
		154	(9)
Dividends	*28*	**(92)**	(94)
Repurchase of shares	*25*	**–**	(41)
Change in attributable interests	*27*	**1**	1
Increase in own shares held		**(13)**	(30)
At 31st December		**3,044**	2,994
Total equity		**3,978**	3,918
Attributable to outside interests		**(934)**	(924)
Shareholders' funds		**3,044**	2,994

Consolidated Cash Flow Statement

for the year ended 31st December 2003

	Note	2003 US$m	Restated 2002 US$m
Operating activities			
Operating profit		**169**	446
Depreciation and amortization	*31(a)*	**134**	128
Other non-cash items	*31(b)*	**50**	(301)
Decrease in working capital	*31(c)*	**125**	98
Interest received		**9**	11
Interest and other financing charges paid		**(86)**	(75)
Tax paid		**(29)**	(16)
		372	291
Dividends from associates and joint ventures		**233**	194
Cash flows from operating activities		**605**	485
Investing activities			
Purchase of subsidiary undertakings	*31(d)*	**(277)**	(282)
Purchase of associates and joint ventures	*31(e)*	**(184)**	(58)
Repayment of amounts due to associates and joint ventures		**(95)**	–
Purchase of other investments		**(2)**	(2)
Purchase of tangible assets		**(181)**	(183)
Sale of subsidiary undertakings	*31(f)*	**7**	276
Sale of associates and joint ventures		**15**	10
Sale of other investments	*31(g)*	**49**	173
Sale of tangible assets		**40**	6
Sale of investment properties		**6**	6
Cash flows from investing activities		**(622)**	(54)
Financing activities			
Repurchase of shares		**–**	(41)
Capital contribution from outside shareholders		**65**	6
Grants received		**4**	29
Drawdown of borrowings		**423**	671
Repayment of borrowings		**(580)**	(726)
Dividends paid by the Company		**(152)**	(153)
Dividends paid to outside shareholders		**(112)**	(5)
Cash flows from financing activities		**(352)**	(219)
Effect of exchange rate changes		**(3)**	5
Net (decrease)/increase in cash and cash equivalents		**(372)**	217
Cash and cash equivalents at 1st January		**787**	570
Cash and cash equivalents at 31st December	*31(h)*	**415**	787

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board.

The Group implemented the following revised International Accounting Standards in 2003:

IAS 1	(revised 2003)	Presentation of Financial Statements
IAS 2	(revised 2003)	Inventories
IAS 8	(revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10	(revised 2003)	Events After the Balance Sheet Date
IAS 16	(revised 2003)	Property, Plant and Equipment
IAS 17	(revised 2003)	Leases
IAS 21	(revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24	(revised 2003)	Related Party Disclosures
IAS 27	(revised 2003)	Consolidated and Separate Financial Statements
IAS 28	(revised 2003)	Investments in Associates
IAS 31	(revised 2003)	Interests in Joint Ventures
IAS 32	(revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33	(revised 2003)	Earnings Per Share
IAS 39	(revised 2003)	Financial Instruments: Recognition and Measurement
IAS 40	(revised 2003)	Investment Property

The above revised standards are applied in advance of their effective dates.

With the exception of IAS 16 (revised) and IAS 40 (revised), there are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of the above standards in these financial statements, as the Group was already following the recognition and measurement principles in those other standards.

The Group has also adopted IAS 41 – Agriculture in 2003. The effect on the current year is to increase profit attributable to shareholders by US$5 million. There has been no impact on profit in the previous year.

The consolidated financial statements are presented in United States Dollars, which is the functional currency of the Company.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 6 to 11.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by an associate is eliminated from shareholders' funds and profit respectively.

(b) Associates are companies, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Outside interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of companies other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Impairment

Tangible fixed assets and goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition. Goodwill on acquisition of a foreign operation after 1st January 2003 is treated as an asset or a liability of the foreign operation. Consequently it is expressed in the functional currency of the foreign operation and is translated into United States Dollars at the rate of exchange ruling at the year end. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

Gains or losses arising from dilution of the Group's interest in subsidiary undertakings, associates and joint ventures, in circumstances where the Group took no action to maintain its holding, are recorded as a change in attributable interest in reserves. Such passive dilutions principally arise on the exercise of share options by outside shareholders.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

Buildings	up to $4^7/_8$%
Leasehold improvements	over period of the lease
Plant and machinery	5 – $33^1/_3$%
Furniture, equipment and motor vehicles	$6^2/_3$ – $33^1/_3$%

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

The Group has changed its accounting policy for depreciating hotel properties in accordance with IAS 16 (revised). This revised standard requires all qualifying expenditure to be capitalized and depreciated over the appropriate period whereas the previous standard permitted additional expenditure to be recognized when it was probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, would flow to the entity. All other subsequent expenditure was expensed in the period in which it was incurred. The revised standard has also clarified the requirement to separate the carrying value of a building into constituent components. These components are then depreciated separately. Where the carrying amount of a component is greater than its estimated recoverable amount, it is written down immediately or derecognized, as appropriate. Applying these changes constitutes a change in accounting policy which has been applied retrospectively. The costs for surface finishes and services ('SFS') have been identified as a separate component within the cost of buildings as their useful economic lives for depreciation purposes are substantially different from the building core and a retrospective adjustment has been made. The comparative figures for 2002 have been restated to reflect the change in policy *(refer page 26)*.

The Directors have also reviewed and revised the useful economic lives and residual values of the building core of each property, and the resulting change in depreciation is accounted for prospectively from 1st January 2003. The effect on the current year is to decrease profit attributable to shareholders by US$4 million.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account. In accordance with IAS 40 (revised), leasehold properties held for long-term rental yields are classified as investment properties and carried at fair value. This is a change in accounting policy as in previous years these properties were carried at depreciated cost. The comparative figures for 2002 have been restated to reflect the change in policy *(refer page 26)*.

Biological Assets

Biological assets included in plantations owned by an associate are measured at each balance sheet date at their fair values, representing the present value of expected net cash flows from the biological assets in their present location and condition determined annually by independent qualified valuers, less estimated point of sale costs. Changes in fair values are recorded in the consolidated profit and loss account.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the period of the lease.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale

Properties under development are stated at cost plus an appropriate proportion of profit where sales agreements have been concluded, and after deducting progress payments and provisions for foreseeable losses. Profit is established by reference to the percentage of completion. Completed properties are stated at the lower of cost and net realizable value.

Stocks

Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

The Group does not make a charge to staff costs in connection with share options issued by its subsidiary undertakings under their respective employee share option schemes.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity on the date a derivative contract is entered into.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by an associate. For the purpose of calculating diluted earnings per share, profit attributable to shareholders is adjusted for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Revenue

Revenue consists of the gross inflow, excluding sales taxes, of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Effect of Changes in Accounting Policies

The effect of changes in accounting policies on investment properties and depreciation of hotel properties is summarized as follows:

Increase in total equity

	Effect of adopting IAS 16 (revised) US$m	Effect of adopting IAS 40 (revised) US$m	Consequential change to deferred tax US$m	Consequential change to goodwill US$m	Total US$m
At 1st January 2003					
Goodwill	–	–	–	30	30
Tangible assets	(36)	–	–	–	(36)
Associates and joint ventures	(7)	1,022	(304)	79	790
Deferred tax	–	–	(47)	–	(47)
Total equity	**(43)**	**1,022**	**(351)**	**109**	**737**
At 1st January 2002					
Goodwill	–	–	–	20	20
Tangible assets	(33)	–	–	–	(33)
Associates and joint ventures	(6)	1,388	(365)	83	1,100
Deferred tax	–	–	(40)	–	(40)
Total equity	(39)	1,388	(405)	103	1,047

Decrease in profit attributable to shareholders

	2003 US$m	2002 US$m
Depreciation of SFS	**(3)**	(2)
Change in fair value of investment properties	**(285)**	(305)
Amortization of goodwill	**(7)**	(6)
	(295)	(313)

Notes to the Financial Statements

1 Revenue

	2003 US$m	2002 US$m
By business:		
Dairy Farm	**3,457**	3,354
Mandarin Oriental	**218**	234
Jardine Cycle & Carriage	**1,447**	218
	5,122	3,806
By geographical location of customers:		
Australia	**309**	42
Continental Europe	**12**	10
Hong Kong and Mainland China	**1,959**	1,808
New Zealand	**165**	387
North America	**31**	32
Northeast Asia	**394**	310
Southeast Asia	**2,205**	1,175
United Kingdom	**47**	42
	5,122	3,806

Jardine Strategic is grouped into seven core companies as described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Net Profit on Disposal of Woolworths in Dairy Farm

In June 2002, Dairy Farm disposed of Woolworths, its New Zealand supermarket business, for US$285 million. The profit attributable to the Group, after tax and outside interests, amounted to US$160 million.

The results and net cash flows of this discontinued operation in 2002 are summarized below:

	2002 US$m
Revenue	367
Cost of sales	(271)
Gross profit	96
Net operating expenses	(79)
Operating profit	17
Net financing charges	(2)
Profit before tax	15
Tax	(4)
Profit after tax	11
Cash flows from operating activities	7
Cash flows from investing activities	(7)
Net cash flows	–

3 Operating Profit

	2003 US$m	2002 US$m
By business:		
Dairy Farm	**123**	77
Mandarin Oriental	**33**	40
Jardine Cycle & Carriage	**22**	6
	178	123
Discontinued operation – Woolworths in Dairy Farm	**–**	17
Net profit on disposal of Woolworths in Dairy Farm	**–**	231
Corporate and other interests	**(9)**	75
	169	446
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of goodwill on acquisition of subsidiary undertakings	**12**	8
Depreciation of tangible assets	**120**	118
Amortization of leasehold land payments	**2**	2
Reversal of impairment of other investments	**–**	(36)
Operating expenses arising from investment properties	**6**	2
Staff costs		
– salaries and benefits in kind	**425**	391
– defined benefit pension plans *(refer note 15)*	**14**	10
– defined contribution pension plans	**16**	8
	455	409
Operating leases		
– minimum lease payments	**263**	252
– contingent rents	**2**	1
– subleases	**(8)**	(6)
	257	247
Income from other investments	**(13)**	(12)
Rental income		
– investment properties	**(8)**	(3)
– other	**(9)**	(9)
	(17)	(12)

4 Net Financing Charges

	2003 US$m	2002 US$m
Interest expense		
– bank loans and advances	**(52)**	(44)
– bonds and other loans	**(24)**	(26)
	(76)	(70)
Interest income	**10**	11
Fair value gain on cash flow hedges	**6**	–
Commitment and other fees	**–**	(2)
	(60)	(61)

5 Share of Results of Associates and Joint Ventures

	2003 US$m	2002 US$m
By business:		
Jardine Matheson	**52**	39
Hongkong Land	**80**	62
Dairy Farm	**18**	27
Mandarin Oriental	**(1)**	8
Jardine Cycle & Carriage	**204**	72
	353	208
Decrease in fair value of investment properties		
– Hongkong Land	**(314)**	(346)
– other	**(4)**	(7)
	35	(145)

Results are shown after tax and outside interests, and after amortization of goodwill as required by IAS 1 (revised). This represents a change in accounting policy as previously the Group's share of results of associates and joint ventures was stated before tax and outside interests *(refer note 12)*.

6 Tax

	2003 US$m	2002 US$m
Current tax		
– charge for the year	**37**	25
– over provision in prior years	**(6)**	(1)
Deferred tax	**5**	(11)
	36	13
By geographical area:		
Australasia	**4**	3
Continental Europe	**–**	1
Hong Kong and Mainland China	**4**	(1)
Northeast Asia	**3**	–
Southeast Asia	**26**	11
United Kingdom	**(1)**	(1)
	36	13
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	**27**	17
Income not subject to tax	**(5)**	(5)
Expenses not deductible for tax purposes	**21**	8
Tax losses not recognized	**8**	22
Temporary differences not recognized	**5**	–
Utilization of previously unrecognized tax losses	**(12)**	(15)
Deferred tax assets written off	**–**	1
Recognition of previously unrecognized deferred tax assets	**(4)**	(8)
Over provision in prior years	**(6)**	(1)
Withholding tax	**2**	2
Changes in tax rates	**3**	(1)
Other	**(3)**	(7)
	36	13

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Earnings Per Share

Basic loss per share is calculated on loss attributable to shareholders of US$20 million *(2002: profit of US$66 million)* and on the weighted average number of 627 million *(2002: 644 million)* shares in issue during the year.

Diluted loss per share is calculated on loss attributable to shareholders of US$22 million *(2002: profit of US$64 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders of US$282 million and US$280 million *(2002: US$220 million and US$219 million)* respectively. A reconciliation of earnings is set out below:

		2003			2002	
		Basic earnings per share	Diluted earnings per share		Basic earnings per share	Diluted earnings per share
	US$m	US¢	US¢	US$m	US¢	US¢
Underlying profit (with all leasehold interests carried at valuation)	**282**	**44.97**	**44.71**	220	34.19	34.00
Adjustment for depreciation and amortization*	**(2)**			(2)		
Changes in tax rates**	**(3)**			–		
	277			218		
Decrease in fair value of investment properties	**(321)**			(356)		
Discontinued operations	**–**			171		
Other adjustments	**24**			33		
	(297)			(152)		
(Loss)/profit attributable to shareholders	**(20)**	**(3.24)**	**(3.50)**	66	10.27	9.98
Profit attributable to shareholders as previously reported				379	58.82	–
Changes in accounting policies *(refer page 26)*				(313)		
Profit attributable to shareholders as restated				66	10.27	9.98

*Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis.

**In respect of deferred tax on leasehold land payments, representing tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7 Earnings Per Share *(continued)*

A fuller analysis of the adjustments made to the loss attributable to shareholders in arriving at the underlying profit is set out below:

	2003 US$m	2002 US$m
Decrease in fair value of investment properties		
– Hongkong Land	**(314)**	(346)
– other	**(7)**	(10)
	(321)	(356)
Discontinued operations		
– net profit of Woolworths	**–**	7
– net profit on disposal of Woolworths	**–**	160
– reversal of closure cost provision for Franklins	**–**	4
	–	171
Sale and closure of businesses		
– Pizza Hut South China	**4**	–
– Hawaii motor operations	**6**	–
– French motor operations	**(6)**	(6)
– Australian motor operations	**(4)**	–
– PT Toyota-Astra Motor	**10**	–
– other	**–**	3
	10	(3)
Asset impairment		
– Hongkong Land	**3**	(21)
– Edaran Otomobil Nasional	**–**	36
	3	15
Realization of exchange losses*	**–**	(15)
Revaluation deficit on properties and provision for onerous leases	**(1)**	(5)
Fair value gain on biological assets	**5**	–
Fair value (loss)/gain on options embedded in Jardine Matheson Guaranteed Bonds	**(1)**	9
Sale of investments	**5**	32
Debt buyback in an associate	**3**	–
	(297)	(152)

*Arising from repatriation of capital from foreign subsidiary undertakings, associates and joint ventures.

8 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2003			
Net book value at 1st January			
– as previously reported	182	(86)	96
– changes in accounting policies	5	25	30
– as restated	187	(61)	126
Exchange differences	2	–	2
Fair value adjustments*	(9)	–	(9)
Additions	126	(13)	113
Amortization	(15)	3	(12)
Net book value at 31st December	**291**	**(71)**	**220**
Cost	336	(82)	254
Amortization and impairment	(45)	11	(34)
	291	**(71)**	**220**
2002			
Net book value at 1st January			
– as previously reported	127	(55)	72
– changes in accounting policies	3	17	20
– as restated	130	(38)	92
Exchange differences	1	–	1
Additions	68	(27)	41
Amortization	(12)	4	(8)
Net book value at 31st December	187	(61)	126
Cost	218	(70)	148
Amortization and impairment	(31)	9	(22)
	187	(61)	126

* In respect of acquisition of Jardine Cycle & Carriage in 2002, principally due to adjustments to the value of properties and biological assets in an associate.

Additions in 2002 included reclassification of negative goodwill relating to Jardine Cycle & Carriage of US$4 million from associates and joint ventures.

Amortization of goodwill is included in other operating expenses.

9 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2003						
Net book value at 1st January						
– as previously reported	394	326	152	118	105	1,095
– change in accounting policy	(1)	(35)	–	–	–	(36)
– as restated	393	291	152	118	105	1,059
Exchange differences	38	4	1	2	2	47
Fair value adjustments*	1	4	–	–	–	5
New subsidiary undertakings	21	96	8	15	9	149
Additions	67	1	30	29	40	167
Subsidiary undertakings disposed of	–	–	–	(1)	–	(1)
Disposals	(35)	–	(6)	(2)	(3)	(46)
Depreciation charge	(2)	(8)	(45)	(32)	(33)	(120)
Net book value at 31st December	**483**	**388**	**140**	**129**	**120**	**1,260**
Cost or valuation	485	416	397	347	384	2,029
Depreciation and impairment	(2)	(28)	(257)	(218)	(264)	(769)
	483	**388**	**140**	**129**	**120**	**1,260**
2002						
Net book value at 1st January						
– as previously reported	295	305	172	157	112	1,041
– change in accounting policy	(1)	(32)	–	–	–	(33)
– as restated	294	273	172	157	112	1,008
Exchange differences	27	3	4	10	4	48
New subsidiary undertakings	27	25	7	7	8	74
Additions	67	–	39	33	32	171
Subsidiary undertakings disposed of	(22)	–	(18)	(53)	(8)	(101)
Disposals	–	(2)	(12)	(4)	(3)	(21)
Depreciation charge	(1)	(5)	(40)	(32)	(40)	(118)
Net revaluation surplus/(deficit)	1	(3)	–	–	–	(2)
Net book value at 31st December	393	291	152	118	105	1,059
Cost or valuation	394	326	373	285	339	1,717
Depreciation and impairment	(1)	(35)	(221)	(167)	(234)	(658)
	393	291	152	118	105	1,059

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

9 Tangible Assets *(continued)*

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. The Directors have reviewed the carrying value at 31st December 2003 and are satisfied that there were no material changes to those values. In 2002, deficits on individual properties below depreciated cost of US$3 million were charged to the consolidated profit and loss account and a net surplus of US$1 million was taken directly to property revaluation reserves .

Freehold properties include a hotel property under development of US$103 million *(2002: US$32 million)*, which is stated net of a grant of US$33 million *(2002: US$29 million)*.

Certain of the land and buildings are pledged as security for borrowings *(refer note 21)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$784 million *(2002: US$666 million)*.

10 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2003			
Net book value at 1st January	127	132	259
Exchange differences	–	2	2
New subsidiary undertakings	1	7	8
Disposals	(6)	–	(6)
Net revaluation deficit	(6)	(25)	(31)
Net book value at 31st December	**116**	**116**	**232**
2002			
Net book value at 1st January	–	–	–
Exchange differences	1	2	3
New subsidiary undertakings	132	130	262
Disposals	(6)	–	(6)
Net book value at 31st December	127	132	259

11 Leasehold Land Payments

	2003 US$m	2002 US$m
Net book value at 1st January	**399**	362
Exchange differences	**1**	1
Fair value adjustments*	**(1)**	–
New subsidiary undertakings	**12**	11
Additions	**18**	27
Amortization	**(2)**	(2)
Net book value at 31st December	**427**	399

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

12 Associates and Joint Ventures

	2003 US$m	2002 US$m
Listed associates		
– Astra	492	181
– Cycle & Carriage Bintang	–	64
– Hongkong Land	1,506	1,749
– Jardine Matheson	456	393
– The Oriental Hotel (Thailand)	54	50
– other	24	19
	2,532	2,456
Unlisted associates	245	268
	2,777	2,724
Joint ventures	79	84
Share of attributable net assets	2,856	2,808
Goodwill on acquisition		
– positive	175	130
– negative	(72)	(74)
	103	56
Amounts due from associates and joint ventures	31	39
Amounts due to associates and joint ventures	–	(2)
	2,990	2,901
Market value of listed associates	5,399	3,619

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

	2003 US$m	2002 US$m
Non-current assets	4,648	4,172
Current assets	1,900	1,851
Current liabilities	(1,059)	(1,189)
Non-current liabilities	(2,516)	(1,941)
Share of total equity	2,973	2,893
Attributable to outside interests	(117)	(85)
	2,856	2,808
Revenue	3,960	3,956
Profit/(loss) after tax and outside interests	40	(151)
Capital commitments	54	155
Contingent liabilities	89	103

12 Associates and Joint Ventures *(continued)*

	2003 US$m	2002 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
– as previously reported	**2,097**	2,002
– changes in accounting policies	**711**	1,017
– as restated	**2,808**	3,019
Net exchange translation differences		
– amount arising in year	**55**	49
– disposal of foreign entities by associates and joint ventures	**2**	21
Fair value adjustments*	**16**	–
Share of dividends of the Company *(refer note 28)*	**60**	59
Share of results after tax and outside interests, and before amortization of goodwill	**40**	(151)
Dividends received	**(233)**	(198)
Share of property revaluation	**(7)**	18
Share of deferred tax on property revaluation	**–**	(3)
Share of fair value gain/(loss) on financial instruments	**71**	(61)
Share of fair value gain/(loss) transferred to consolidated profit and loss account	**1**	(38)
Reclassification as subsidiary undertakings	**(67)**	(162)
New subsidiary undertakings	**–**	259
Additions and change in holding	**159**	(10)
Disposals	**(48)**	–
Other movements	**(1)**	6
At 31st December	**2,856**	2,808
Movements of goodwill on acquisition for the year:		
Net book value at 1st January		
– as previously reported	**(23)**	(27)
– changes in accounting policies	**79**	83
– as restated	**56**	56
Additions	**52**	2
Reclassification as subsidiary undertakings	**–**	4
Amortization	**(5)**	(6)
Net book value at 31st December	**103**	56

*In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

Mandarin Oriental, Geneva and Cycle & Carriage Bintang became subsidiary undertakings in 2003 and Jardine Cycle & Carriage became a subsidiary undertaking in 2002. Accordingly, the Group's share of attributable net assets and unamortized goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

Amounts due from associates and joint ventures at 31st December 2003 included a loan to Mandarin Oriental, New York of US$30 million *(2002: US$30 million)*.

13 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2003 US$m	2002 US$m
Listed investments		
– Edaran Otomobil Nasional	**91**	101
– The Bank of N.T. Butterfield	**62**	38
– other	**57**	44
	210	183
Unlisted investments	**94**	70
	304	253
Movements for the year:		
At 1st January	**253**	499
Exchange differences	**2**	31
New subsidiary undertakings	**24**	–
Additions	**3**	7
Disposals	**(14)**	(308)
Capital repayment	**(17)**	(36)
Impairment write-back	**–**	36
Net revaluation surplus	**53**	24
At 31st December	**304**	253

14 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2003					
At 1st January					
– as previously reported	(16)	(10)	15	(6)	(17)
– changes in accounting policies	–	(47)	–	–	(47)
– as restated	(16)	(57)	15	(6)	(64)
Exchange differences	–	–	–	–	–
Fair value adjustments*	2	–	–	(3)	(1)
New subsidiary undertakings	(1)	(3)	1	–	(3)
Change in attributable interests	–	(6)	–	–	(6)
Charged to consolidated profit and loss account	(9)	(3)	8	(1)	(5)
Charged to equity	–	(3)	–	–	(3)
At 31st December	**(24)**	**(72)**	**24**	**(10)**	**(82)**
2002					
At 1st January					
– as previously reported	(14)	(9)	6	(4)	(21)
– changes in accounting policies	–	(40)	–	–	(40)
– as restated	(14)	(49)	6	(4)	(61)
Exchange differences	1	(2)	–	–	(1)
New subsidiary undertakings	(4)	–	–	2	(2)
Change in attributable interests	–	(8)	–	–	(8)
Credited to consolidated profit and loss account	1	–	9	1	11
Credited to equity	–	2	–	–	2
Subsidiary undertakings disposed of	–	–	–	(5)	(5)
At 31st December	(16)	(57)	15	(6)	(64)

	2003 US$m	2002 US$m
Analysis of net book value:		
Deferred tax assets	**27**	19
Deferred tax liabilities	**(109)**	(83)
	(82)	(64)

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

14 Deferred Tax Assets/(Liabilities) *(continued)*

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$27 million *(2002: US$19 million)* arising from unused tax losses of US$215 million *(2002: US$276 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$165 million have no expiry date and the balance will expire at various dates up to and including 2023.

Deferred tax liabilities of US$1 million *(2002: US$1 million)* on temporary differences associated with investments in subsidiary undertakings of US$5 million *(2002: US$8 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

15 Pension Plans

The Group has a large number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and Southeast Asia. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2003 US$m	2002 US$m
Fair value of plan assets	**167**	125
Present value of funded obligations	**(117)**	(118)
	50	7
Present value of unfunded obligations	**(4)**	(3)
Unrecognized actuarial (gains)/losses	**(7)**	37
Net pension assets	**39**	41
Analysis of net pension assets:		
Pension assets	**42**	44
Pension liabilities	**(3)**	(3)
	39	41
Movements for the year:		
At 1st January	**41**	40
Expense recognized in the consolidated profit and loss account	**(14)**	(10)
Contributions paid	**12**	11
At 31st December	**39**	41

15 Pension Plans *(continued)*

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2003 Weighted average %	2002 Weighted average %
Discount rate applied to pension obligations	**5.5**	6.0
Expected return on plan assets	**6.0**	7.0
Future salary increases	**4.9**	6.0

The amounts recognized in the consolidated profit and loss account are as follows:

	2003 US$m	2002 US$m
Current service cost	**14**	12
Interest cost	**7**	7
Expected return on plan assets	**(9)**	(9)
Net actuarial losses recognized	**2**	–
	14	10
Actual surplus/(deficit) on plan assets in the year	**18**	(11)

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

16 Other Non-current Assets

	2003 US$m	2002 US$m
Hire purchase debtors	**1**	3
Loans to a minority shareholder of a subsidiary undertaking	**13**	8
Interest rate swaps	**1**	1
	15	12

17 Properties for Sale

	2003 US$m	2002 US$m
Completed properties	**12**	29
Properties under development	**328**	256
	340	285

Properties under development are further analysed as follows:

	2003 US$m	2002 US$m
Land and development costs	**380**	305
Interest capitalized	**3**	1
Other expenses capitalized	**3**	1
	386	307
Development profit recognized	**21**	5
	407	312
Provision for foreseeable losses	**(2)**	(1)
Progress payments	**(77)**	(55)
	328	256

The interest rate used to determine the amount of borrowing costs capitalized ranged from 1.1% to 3.8% *(2002: 1.2% to 2.4%)*.

18 Debtors and Prepayments

	2003 US$m	2002 US$m
Trade debtors	**87**	100
Provision for doubtful debts	**(4)**	(5)
Trade debtors – net	**83**	95
Prepayments	**23**	20
Amounts due from associates and joint ventures	**78**	106
Rental and other deposits	**58**	51
Other	**51**	84
	293	356

19 Bank Balances and Other Liquid Funds

	2003 US$m	2002 US$m
Deposits with banks and financial institutions	**319**	665
Bank and cash balances	**99**	124
	418	789

The weighted average interest rate on deposits with banks and financial institutions is 1.2% *(2002: 1.5%)*.

20 Creditors and Accruals

	2003 US$m	2002 US$m
Trade creditors	**672**	595
Accruals	**287**	292
Amounts due to associates and joint ventures	**17**	84
Deposits accepted	**31**	25
Interest rate swaps and forward foreign exchange contracts	**6**	4
Other	**49**	5
	1,062	1,005

21 Borrowings

	2003		2002	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
– bank overdrafts	**3**	**3**	2	2
– other bank advances	**213**	**213**	90	90
	216	**216**	92	92
Current portion of long-term bank borrowings	**76**	**76**	335	335
	292	**292**	427	427
Long-term borrowings				
– bank	**1,235**	**1,235**	1,113	1,114
– 6.375% Guaranteed Bonds due 2011	**295**	**341**	295	304
– 6.75% Convertible Bonds due 2005	**14**	**16**	14	16
– other	**18**	**18**	39	39
	1,562	**1,610**	1,461	1,473
	1,854	**1,902**	1,888	1,900

	2003 US$m	2002 US$m
Secured	**548**	528
Unsecured	**1,306**	1,360
	1,854	1,888
Due dates of repayment:		
Within one year	**292**	427
Between one and two years	**32**	113
Between two and five years	**884**	906
Beyond five years	**646**	442
	1,854	1,888

21 Borrowings *(continued)*

	Fixed rate borrowings				
Currency:	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2003					
Hong Kong Dollar	2.8	2.7	232	178	410
Malaysian Ringgit	5.0	2.9	26	38	64
Singapore Dollar	1.7	1.1	24	244	268
United Kingdom Sterling	5.2	2.3	31	87	118
United States Dollar	4.9	8.1	312	292	604
Other	3.7	5.4	100	290	390
			725	**1,129**	**1,854**
2002					
Australian Dollar	6.0	2.1	28	50	78
Hong Kong Dollar	3.9	1.1	199	174	373
Malaysian Ringgit	4.8	2.2	13	28	41
New Zealand Dollar	6.4	–	–	14	14
Singapore Dollar	2.8	1.0	260	273	533
United Kingdom Sterling	5.6	3.3	28	83	111
United States Dollar	4.3	9.1	311	401	712
Other	5.1	5.7	25	1	26
			864	1,024	1,888

The 6.375% Guaranteed Bonds with nominal value of US$300 million due 2011 were issued by a wholly-owned subsidiary undertaking of the Company and are guaranteed by the Company. The bonds will mature on 8th November 2011.

The 6.75% Convertible Bonds with nominal value of US$76 million due 2005 were issued by Mandarin Oriental. The bonds are convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2003, US$61 million *(2002: US$61 million)* of the bonds were held by the Company and the carrying amount of US$60 million *(2002: US$59 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2003 included US$468 million *(2002: US$371 million)* which were secured against Mandarin Oriental's tangible fixed assets and US$98 million *(2002: US$157 million)* which were secured against Jardine Cycle & Carriage's assets.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

22 Provisions

	2003 US$m	2002 US$m
At 1st January	**26**	–
Exchange differences	**5**	1
New subsidiary undertakings	**–**	25
Additional provisions	**17**	1
Disposals	**(5)**	–
Unused amounts reversed	**(7)**	–
Utilized	**(9)**	(1)
At 31st December	**27**	26
Current	**21**	15
Non-current	**6**	11
	27	26

Provisions principally related to motor vehicle warranties which are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

23 Other Non-current Liabilities

	2003 US$m	2002 US$m
Interest rate swaps and caps	**9**	15
Other creditors due after more than one year	**4**	3
	13	18

24 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2003			
By business:			
Dairy Farm	255	1,317	(859)
Mandarin Oriental	167	1,007	(69)
Jardine Cycle & Carriage	45	1,011	(157)
	467	3,335	(1,085)
Corporate and other interests	–	2	(20)
	467	**3,337**	**(1,105)**
By geographical area:			
Australia	1	20	(8)
Continental Europe	89	128	(7)
Hong Kong and Mainland China	40	890	(462)
New Zealand	2	51	(10)
North America	129	307	(31)
Northeast Asia	41	136	(87)
Southeast Asia	164	1,571	(471)
United Kingdom	1	232	(9)
	467	3,335	(1,085)
Corporate and other interests	–	2	(20)
	467	**3,337**	**(1,105)**
Segment assets/(liabilities)		3,337	(1,105)
Associates and joint ventures		2,990	–
Unallocated assets/(liabilities)		757	(2,001)
Total assets/(liabilities)		**7,084**	**(3,106)**

24 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2002			
By business:			
Dairy Farm	191	1,092	(745)
Mandarin Oriental	39	821	(59)
Jardine Cycle & Carriage	356	1,057	(164)
	586	2,970	(968)
Corporate and other interests	–	37	(84)
	586	3,007	(1,052)
By geographical area:			
Australia	2	174	(27)
Continental Europe	–	31	(3)
Hong Kong and Mainland China	92	848	(424)
New Zealand	10	46	(10)
North America	43	260	(30)
Northeast Asia	10	91	(69)
Southeast Asia	426	1,309	(397)
United Kingdom	3	211	(8)
	586	2,970	(968)
Corporate and other interests	–	37	(84)
	586	3,007	(1,052)
Segment assets/(liabilities)		3,007	(1,052)
Associates and joint ventures		2,901	–
Unallocated assets/(liabilities)		1,067	(2,005)
Total assets/(liabilities)		6,975	(3,057)

Capital expenditure comprises of additions of goodwill, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

25 Share Capital

	2003 US$m	2002 US$m
Authorized:		
1,500,000,000 shares of US¢5 each	**75**	75
1,000,000 shares of US$800 each	**800**	800
	875	875

	Ordinary shares in millions **2003**	Ordinary shares in millions 2002	**2003** US$m	2002 US$m
Issued and fully paid shares of US¢5 each:				
At 1st January	**1,047**	1,061	**52**	53
Repurchased and cancelled	**–**	(14)	**–**	(1)
At 31st December	**1,047**	1,047	**52**	52

In 2002, the Company repurchased 14 million shares from the stock market at a cost of US$41 million which was dealt with by charging US$1 million to share capital and US$40 million to share premium.

26 Share Premium

	2003 US$m	2002 US$m
At 1st January	**1,224**	1,264
Repurchase of shares *(refer note 25)*	**–**	(40)
At 31st December	**1,224**	1,224

27 Revenue and Other Reserves

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003						
At 1st January						
– as previously reported	1,468	408	92	(28)	(117)	1,823
– changes in accounting policies	751	–	–	–	(2)	749
– as restated	2,219	408	92	(28)	(119)	2,572
Revaluation of properties						
– net revaluation deficit	–	–	(7)	–	–	(7)
– deferred tax	–	–	(3)	–	–	(3)
Revaluation of other investments						
– fair value gain	116	–	–	–	–	116
– transfer to consolidated profit and loss account on disposal	1	–	–	–	–	1
Net exchange translation differences						
– amount arising in year	–	–	–	–	54	54
– transfer to consolidated profit and loss account	–	–	–	–	3	3
Cash flow hedges						
– fair value gain	–	–	–	10	–	10
Loss attributable to shareholders	(20)	–	–	–	–	(20)
Dividends *(refer note 28)*	(92)	–	–	–	–	(92)
Change in attributable interests	1	–	–	–	–	1
Transfer	(6)	–	5	2	(1)	–
At 31st December	**2,219**	**408**	**87**	**(16)**	**(63)**	**2,635**
of which:						
Company	1,722	303	–	–	–	2,025
Associates and joint ventures	770	–	68	(11)	(33)	794

27 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002						
At 1st January						
– as previously reported	1,358	408	81	(15)	(218)	1,614
– changes in accounting policies	1,063	–	–	–	(2)	1,061
– as restated	2,421	408	81	(15)	(220)	2,675
Revaluation of properties						
– net revaluation surplus	–	–	19	–	–	19
– deferred tax	–	–	(2)	–	–	(2)
Revaluation of other investments						
– fair value loss	(47)	–	–	–	–	(47)
– transfer to consolidated profit and loss account on disposal	(133)	–	–	–	–	(133)
Net exchange translation differences						
– amount arising in year	–	–	–	–	73	73
– transfer to consolidated profit and loss account	–	–	–	–	27	27
Cash flow hedges						
– fair value loss	–	–	–	(16)	–	(16)
– transfer to consolidated profit and loss account	–	–	–	3	–	3
Profit attributable to shareholders	66	–	–	–	–	66
Dividends *(refer note 28)*	(94)	–	–	–	–	(94)
Change in attributable interests	1	–	–	–	–	1
Transfer	5	–	(6)	–	1	–
At 31st December	2,219	408	92	(28)	(119)	2,572
of which:						
Company	1,436	303	–	–	–	1,739
Associates and joint ventures	1,270	–	73	(20)	(65)	1,258

Revenue reserves include unrealized net surplus on revaluation of available-for-sale investments of US$20 million *(2002: net deficit of US$96 million)*.

28 Dividends

	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢9.90 *(2001: US¢9.90)* per share	**104**	105
Interim dividend in respect of 2003 of US¢4.60 *(2002: US¢4.60)* per share	**48**	48
	152	153
Less Company's share of dividends paid on the shares held by an associate	**(60)**	(59)
	92	94

A final dividend in respect of 2003 of US¢9.90 *(2002: US¢9.90)* per share amounting to a total of US$104 million *(2002: US$104 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$42 million *(2002: US$41 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

29 Own Shares Held

Own shares held represent the Company's share of the cost of 823 million *(2002: 823 million)* ordinary shares in the Company held by an associate and are deducted in arriving at shareholders' funds.

30 Outside Interests

	2003 US$m	2002 US$m
By business:		
Dairy Farm	**56**	226
Mandarin Oriental	**181**	181
Jardine Cycle & Carriage	**695**	492
Other	**2**	25
	934	924
Movements for the year:		
At 1st January		
– as previously reported	**936**	482
– changes in accounting policies	**(12)**	(14)
– as restated	**924**	468
Net exchange translation differences		
– amount arising in year	**35**	32
– disposal of businesses	**3**	16
New subsidiary undertakings	**45**	461
Attributable profit/(loss) and dividends	**(15)**	148
Property revaluation		
– deferred tax	**–**	1
Fair value adjustments*	**10**	–
Fair value gain on financial instruments	**1**	23
Fair value gain transferred to consolidated profit and loss account	**–**	(112)
Capital contribution and change in attributable interests	**(69)**	(113)
At 31st December	**934**	924

* In respect of acquisition of Jardine Cycle & Carriage in 2002 *(refer note 8)*.

31 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	2003 US$m	2002 US$m
By business:		
Dairy Farm	**106**	110
Mandarin Oriental	**20**	16
Jardine Cycle & Carriage	**8**	2
	134	128

(b) Other non-cash items	2003 US$m	2002 US$m
By nature:		
Loss/(profit) on sale of subsidiary undertakings	**5**	(231)
Loss on sale of associates and joint ventures	**–**	2
Profit on sale of other investments	**–**	(45)
Loss on sale of tangible assets	**2**	16
Profit on sale of investment properties	**(2)**	–
Net gain on disposal of Franklins' assets in Dairy Farm	**–**	(5)
Reversal of impairment of assets	**–**	(36)
Fair value loss on financial instruments	**7**	–
Change in provisions	**7**	1
Write-back of development costs in Mandarin Oriental	**–**	(5)
Deficit on revaluation of properties	**31**	2
	50	(301)
By business:		
Dairy Farm	**7**	(216)
Mandarin Oriental	**–**	(5)
Jardine Cycle & Carriage	**38**	1
Corporate and other interests	**5**	(81)
	50	(301)

31 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Decrease in working capital	**2003** US$m	2002 US$m
(Increase)/decrease in properties for sale	**(47)**	30
Decrease/(increase) in stocks	**12**	(40)
Decrease in debtors and prepayments	**85**	71
Increase in creditors and accruals	**73**	38
Increase/(decrease) in pension obligations	**2**	(1)
	125	98

(d) Purchase of subsidiary undertakings	**2003** US$m	2002 US$m
Tangible assets	**149**	74
Investment properties	**8**	262
Leasehold land payments	**12**	11
Associates and joint ventures	**–**	357
Other investments	**24**	–
Deferred tax assets	**–**	3
Other non-current assets	**–**	13
Current assets	**133**	651
Current liabilities	**(154)**	(232)
Long-term borrowings	**–**	(364)
Deferred tax liabilities	**(3)**	(5)
Non-current provisions	**–**	(11)
Other non-current liabilities	**–**	(7)
Outside interests	**(5)**	(185)
Fair value at acquisition	**164**	567
Adjustment for outside interests	**(40)**	(275)
Share of fair value at acquisition	**124**	292
Goodwill attributable to subsidiary undertakings	**60**	33
Total consideration	**184**	325
Adjustment for deferred consideration and carrying value of associates and joint ventures	**(67)**	(164)
Cash and cash equivalents of subsidiary undertakings acquired	**(28)**	(36)
Net cash outflow	**89**	125
Purchase of shares in Dairy Farm	**181**	135
Purchase of shares in Mandarin Oriental	**7**	22
	277	282

Net cash outflow in 2003 of US$89 million included Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million, net of cash and cash equivalents of US$21 million in Cycle & Carriage Bintang at 31st December 2003 when it became a subsidiary undertaking of Jardine Cycle & Carriage.

Net cash outflow in 2002 of US$125 million included the Company's increased interest in Jardine Cycle & Carriage of US$101 million.

The revenue and operating loss in respect of subsidiary undertakings acquired during the year amounted to US$95 million and US$1 million respectively.

31 Notes to Consolidated Cash Flow Statement *(continued)*

(e) Purchase of associates and joint ventures in 2003 included the Company's increased interest in Hongkong Land of US$35 million and Jardine Cycle & Carriage's increased interest in Astra of US$135 million. Purchase of associates and joint ventures in 2002 included investment in Mainland Oriental, New York of US$47 million, and the Company's increased interest in Hongkong Land of US$5 million.

(f) Sale of subsidiary undertakings	**2003** US$m	2002 US$m
Tangible assets	**1**	101
Deferred tax assets	**-**	5
Current assets	**56**	62
Current liabilities	**(50)**	(63)
Long-term borrowings	**-**	(49)
Net assets disposed of	**7**	56
Cumulative exchange translation differences	**5**	(2)
(Loss)/profit on disposal	**(5)**	231
Sale proceeds	**7**	285
Cash and cash equivalents of subsidiary undertakings disposed of	**-**	(9)
Net cash inflow	**7**	276

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths, New Zealand.

The revenue and operating loss in respect of subsidiary undertakings disposed of during the year amounted to US$303 million and US$7 million respectively.

(g) Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002. Sale of other investments in 2002 included the Company's sale of an investment.

(h) Analysis of balances of cash and cash equivalents	**2003** US$m	2002 US$m
Bank balances and other liquid funds *(refer note 19)*	**418**	789
Bank overdrafts *(refer note 21)*	**(3)**	(2)
	415	787

32 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

32 Financial Instruments *(continued)*

Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2003		2002	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– forward foreign exchange contracts	**–**	**–**	–	1
– interest rate swaps and caps	**1**	**8**	1	18
Economic hedges of net investment in foreign entities				
– forward foreign exchange contracts	**–**	**6**	–	–

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2003 were US$890 million *(2002: US$542 million)*.

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2003 were US$540 million *(2002: US$704 million)*.

The due dates of interest rate swaps and caps at 31st December were as follows:

	2003 US$m	2002 US$m
Within one year	**75**	258
Between one and five years	**355**	402
Beyond five years	**110**	44
	540	704

At 31st December 2003, the fixed interest rates relating to interest rate swaps vary from 1.1% to 6.0% *(2002: 2.6% to 7.3%)*.

33 Commitments

	2003 US$m	2002 US$m
Capital commitments:		
Authorized not contracted	**65**	169
Contracted not provided	**10**	4
	75	173
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	**252**	232
– due between one and five years	**402**	373
– due beyond five years	**484**	486
	1,138	1,091

Total future sublease payments receivable relating to the above operating leases amounted to US$3 million *(2002: US$4 million).*

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

34 Contingent Liabilities

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

35 Related Party Transactions

The ultimate holding company of the Group is Jardine Matheson Holdings Limited, a company incorporated in Bermuda.

In accordance with the Bye-Laws, Jardine Matheson Limited, a wholly-owned subsidiary undertaking of Jardine Matheson Holdings Limited, has been appointed General Manager of the Company, and during 2003 received fee income of US$13 million *(2002: US$10 million)* from the Company.

Amounts of outstanding balances with associates and joint ventures are included in associates and joint ventures, debtors and prepayments, and creditors and accruals, as appropriate *(refer notes 12, 18 and 20).*

Details of Directors' remuneration (being the short-term compensation of the key management personnel) are shown on page 65 under the heading of Directors' Appointments, Remuneration and Service Contracts.

36 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2003 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities		Attributable interests 2003 %	2002 %	Nature of business
Dairy Farm International Holdings Ltd	Bermuda	USD 74,789,395	ordinary	**78**	69	Supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD 229,522,629	ordinary	**42**	41	Property development & investment, leasing & management and infrastructure investment
		USD 600,000,000	bonds due 2011	**–**	–	
Jardine Cycle & Carriage Ltd	Singapore	SGD 328,226,284	ordinary	**53**	50	A 38% interest in PT Astra International Tbk; motor trading; and property development & investment
Jardine Matheson Holdings Ltd*	Bermuda	USD 152,938,002	ordinary	**52**	51	Engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking
		USD 549,930,000	guaranteed bonds due 2007	**–**	–	
Mandarin Oriental International Ltd	Bermuda	USD 43,844,408	ordinary	**74**	72	Hotel management & ownership
		USD 75,865,000	convertible bonds due 2005	**80**	80	

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

*Associates. All other companies are subsidiary undertakings.

37 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2003 US$m	2002 US$m
Subsidiary undertakings	**1,705**	1,393
Associates	**1,602**	1,567
Non-current assets	**3,307**	2,960
Current assets	**1**	60
Current liabilities	**(7)**	(5)
Net current (liabilities)/assets	**(6)**	55
Net operating assets	**3,301**	3,015
Share capital *(refer note 25)*	**52**	52
Share premium *(refer note 26)*	**1,224**	1,224
Revenue and other reserves *(refer note 27)*	**2,025**	1,739
Shareholders' funds	**3,301**	3,015

Subsidiary undertakings and associates are shown at cost less amounts provided.

38 Corporate Cash Flow and Net Debt

	2003 US$m	2002 US$m
Dividends receivable		
Subsidiary undertakings	**446**	10
Associates	**55**	170
Other holdings	**12**	12
	513	192
Less taken in scrip	**(8)**	(6)
	505	186
Other operating cash flows	**(40)**	(45)
Cash flows from operating activities	**465**	141
Investing activities		
Purchase of subsidiary undertakings	**(90)**	(158)
Purchase of associates	**(35)**	(5)
Repayment of amounts due to associates	**(95)**	-
Sale of other investments	**38**	173
Cash flows from investing activities	**(182)**	10
Financing activities		
Repurchase of shares	**-**	(41)
Dividends paid by the Company	**(152)**	(153)
Dividends paid to outside shareholders	**-**	(1)
Cash flows from financing activities	**(152)**	(195)
Effect of exchange rate changes	**(5)**	(3)
Net decrease/(increase) in net debt	**126**	(47)
Net debt at 1st January	**(767)**	(720)
Net debt at 31st December	**(641)**	(767)
Represented by:		
Bank balances and other liquid funds	**70**	34
6.375% Guaranteed Bonds due 2011	**(295)**	(295)
Other long-term borrowings	**(416)**	(506)
	(641)	(767)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

Independent Auditors' Report

To the members of Jardine Strategic Holdings Limited

We have audited the accompanying consolidated balance sheet of Jardines Strategic Holdings Limited and its subsidiaries ("the Group") as at 31st December 2003, and the related consolidated profit and loss account, cash flows, statement of changes in equity and related notes for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as at 31st December 2003, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and the Bermuda Companies Act.

PricewaterhouseCoopers LLP
London
United Kingdom

25th February 2004

Five Year Summary

Consolidated Profit and Loss Account

	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Revenue	**5,122**	3,806	5,152	5,960	6,097
Profit/(loss) before tax	**144**	240	(135)	1,094	249
Tax	**(36)**	(13)	(14)	(15)	(19)
Profit/(loss) after tax	**108**	227	(149)	1,079	230
Profit/(loss) attributable to shareholders	**(20)**	66	(152)	1,129	193
Profit/(loss) attributable to outside interests	**128**	161	3	(50)	37
	108	227	(149)	1,079	230
Underlying profit attributable to shareholders	**282**	220	132	123	139
Earnings/(loss) per share (US¢)	**(3.24)**	10.27	(22.83)	134.94	21.60
Underlying earnings per share (US¢)	**44.97**	34.19	19.81	13.68	15.56
Dividends per share (US¢)	**14.50**	14.50	14.50	14.50	14.50

Consolidated Balance Sheet

	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Goodwill	**220**	126	92	98	110
Tangible assets	**1,260**	1,059	1,008	1,224	1,329
Investment properties	**232**	259	–	–	–
Leasehold land payments	**427**	399	362	348	315
Associates and joint ventures	**2,990**	2,901	3,010	3,285	2,601
Other investments	**304**	253	499	485	377
Other non-current assets	**84**	75	54	55	44
Net current assets/(liabilities)	**154**	422	(34)	354	112
Long-term borrowings	**(1,562)**	(1,461)	(1,277)	(1,945)	(1,032)
Other non-current liabilities	**(131)**	(115)	(76)	(79)	(63)
Net operating assets	**3,978**	3,918	3,638	3,825	3,793
Shareholders' funds	**3,044**	2,994	3,169	3,409	2,952
Outside interests	**934**	924	469	416	841
Total equity	**3,978**	3,918	3,638	3,825	3,793
Net asset value per share* (US$)	**8.09**	4.95	4.88	5.07	3.99
Yearly change (%)	***63***	*1*	*(4)*	*27*	*24*

Consolidated Cash Flow Statement

	2003 US$m	2002 US$m	2001 US$m	2000 US$m	1999 US$m
Cash flows from operating activities	**605**	485	298	284	343
Cash flows from investing activities	**(622)**	(54)	202	(534)	(469)
Net cash flow before financing	**(17)**	431	500	(250)	(126)
Cash flow per share from operating activities (US¢)	**96.51**	75.33	44.75	33.97	38.32

Figures prior to 2003 have been restated to reflect changes in accounting policies on investment properties and depreciation of hotel properties.

Prior to 2001, other investments are stated at cost less amounts provided.

*Based on the market price of the Company's holdings.

Corporate Governance

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards, must give a true and fair view of the state of affairs of the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that the applicable accounting standards have been followed.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and Other Internal Controls

The Board is responsible for ensuring that systems of internal financial control designed to enable the Directors to monitor the Group's overall financial position are maintained, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Group's policy on commercial conduct underpins the internal financial control processes in place across the Group. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored across the Group by an annual compliance certification process.

The operating companies in which the Company has significant stakes maintain control and direction over strategic, financial, organizational and compliance issues, and have in place organizational structures with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the companies' operations and performance. The information systems in place are designed to ensure that the financial information reported by the companies is reliable and up to date.

The implementation of the systems of internal financial control throughout the Group's operating companies is the responsibility of each companies' executive management: these systems are monitored by a series of audit committees which operate in each major business unit across the Group and an internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee, and, if appropriate, to the Audit Committee of the Company.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by each Group company.
- Approval by the board of the respective Group company of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the audit committees of the operating companies and their boards and, in turn, to the Company's Audit Committee and the Board.
- Post event reviews of major investments by the executive management of the operating companies.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is considered by the Audit Committee and a report is received from the external auditors on the audit process. The external auditors also have access to the full boards of the Group's operating companies.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various audit committees of the Group's operating companies. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2003, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its subsidiaries, Dairy Farm and Mandarin Oriental, and its holding company, Jardine Matheson. These interests were beneficial except where otherwise indicated.

	The Company	Dairy Farm	Mandarin Oriental	Jardine Matheson
Henry Keswick	–	–	–	11,143,325#
				55,366*
Percy Weatherall	78,750	579,981	–	31,594,132#
				222,857*
Brian Keelan	250,000	163,800	115,000	39,567
Simon Keswick	7,181	66,087	19,858	9,081,692#
	19,661*			2,722,552*
Dr George C.G. Koo	136,283	37,483	37,825	20,482
R.C. Kwok	72,015	94,424	45,898	73,479
C.G.R. Leach	52,962	–	–	884,445
Norman Lyle	–	99,900	100,000	–

**Non-beneficial.*
 # Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Percy Weatherall and Simon Keswick each has a discloseable interest.

In addition:

(a) At 31st December 2003, Percy Weatherall, Brian Keelan and Norman Lyle held options in respect of 585,000, 850,000 and 700,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

(b) At 31st December 2003, Henry Keswick, Percy Weatherall, Brian Keelan, Simon Keswick, R.C. Kwok, C.G.R. Leach and Norman Lyle had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 5th March 2004.

Directors' Appointments, Remuneration and Service Contracts

In accordance with Bye-Law 85, Jenkin Hui and Norman Lyle retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with the Company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2003, Directors' fees payable by the Company amounted to US$210,000 *(2002: US$185,000).* A motion to increase the Directors' fees to US$25,000 each per annum and the fees for the Chairman and Managing Director to US$35,000 each per annum with effect from 1st January 2004 will be proposed at the forthcoming Annual General Meeting.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company that Jardine Matheson was interested indirectly in 828,182,247 ordinary shares representing 79.08% of the Company's current issued ordinary share capital. Apart from this shareholding, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 5th March 2004.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 8th May 2003, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 2nd March 2004, JMH Investments Limited ('JMHI'), a wholly-owned subsidiary of Jardine Matheson, purchased in the market 1,110,000 ordinary shares in the Company for an aggregate consideration of US$5.5 million. As the Company's interest in Jardine Matheson is over 50%, JMHI is subject to the Company's share repurchase guidelines as agreed with the UK Listing Authority. The shares purchased represent 0.11% of the Company's issued ordinary share capital.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 35 to the financial statements on page 58.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2004 Annual General Meeting to be held on 6th May 2004 are contained in the Notice of Meeting which accompanies this report.

Shareholder Information

Financial Calendar

2003 full-year results announced	25th February 2004
Share registers closed	15th to 19th March 2004
Annual General Meeting to be held	6th May 2004
2003 final dividend payable	12th May 2004
2004 half-year results to be announced	4th August 2004*
Share registers to be closed	30th August to 3rd September 2004*
2004 interim dividend payable	20th October 2004*

**Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 23rd April 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 28th April 2004. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Group Offices

Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile Email Website	(852) 2843 8288 (852) 2845 9005 jml@jardines.com www.jardines.com Percy Weatherall
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone Facsimile Email Website	(44 20) 7816 8100 (44 20) 7623 5024 rleach@matheson.co.uk www.matheson.co.uk C.G.R. Leach
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone Facsimile Email	(852) 2579 2888 (852) 2856 9863 jpl@jardines.com James Riley
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone Facsimile Email	(852) 2895 7218 (852) 2907 2911 jmg@jardines.com Y.K. Pang
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone Facsimile Email Website	(44 20) 7528 4444 (44 20) 7528 4500 info@jltgroup.com www.jltgroup.com Steve McGill
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone Facsimile Email Website	(852) 2842 8428 (852) 2845 9226 gpobox@hkland.com www.hkland.com Nicholas Sallnow-Smith
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone Facsimile Email Website	(852) 2299 1888 (852) 2299 4888 groupcomm@dairy-farm.com.hk www.dairyfarmgroup.com Ronald J. Floto
Mandarin Oriental Hotel Group International Ltd	7th Floor 281 Gloucester Road Causeway Bay Hong Kong	Telephone Facsimile Email Website	(852) 2895 9288 (852) 2837 3500 enquiries@mohg.com www.mandarinoriental.com Edouard Ettedgui
Jardine Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone Facsimile Email Website	(65) 6473 3122 (65) 6475 7088 corporate.affairs@jcclgroup.com www.jcclgroup.com Philip Eng

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Strategic

Jardine Strategic Holdings Limited

Annual General Meeting 2004

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Strategic Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 6th May 2004 at 10.30 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2003, and to declare a final dividend.

2 To re-elect Directors.

3 To fix the Directors' fees.

4 To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

5 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), shall not exceed US$2.6 million, and the said approval shall be limited accordingly.

6 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company *(i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar* effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 5 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

7 That:

the purchase by the Company of shares of US¢25 each in Jardine Matheson Holdings Limited ('Jardine Matheson') during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting or the cessation of the Company's status as a subsidiary of Jardine Matheson) be and is hereby generally and unconditionally approved, provided that any purchases of Jardine Matheson shares by the Company pursuant to this authority shall be in accordance with and limited by the terms of the authority granted to the directors of Jardine Matheson by its shareholders from time to time and that the authority granted by this Resolution shall be limited accordingly.

By Order of the Board
C.H. Wilken
Company Secretary

25th March 2004

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 5

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 6

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 5th March 2004, the latest practicable date prior to the publication of this document, there were no outstanding warrants or options to subscribe for shares. The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Resolution 7

This resolution confirms the power of the Directors to acquire shares in the Company's parent company, Jardine Matheson, subject to the limits set out in that company's own share repurchase mandate.

Note:
A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

www.jardines.com